SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

EPICOR SOFTWARE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

L. George Klaus

Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, California

(949) 585-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Epicor Software Corporation 18200 Von Karman Avenue, Suite 1000 Irvine, California (949) 585-4000	Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Dear Epicor Customer,

I wanted to take the opportunity to personally inform you that earlier today, Epicor announced that it has entered into a definitive agreement to be acquired by funds advised by Apax Partners, one of the world’s leading private equity firms with over $40 billion in funds under advice and a strong heritage of technology investment success. You can view the press release by clicking on the following link: Epicor Apax Announcement.

In conjunction with our transaction, Apax also announced that it has entered into an agreement to acquire Activant Solutions, Inc., a leading provider of business management software solutions for small- and medium-sized retail and wholesale distribution businesses. Activant, privately owned by funds affiliated with investment firm Hellman & Friedman LLC, had revenues of approximately $370 million in 2010.

Apax has expressed their intent to merge Activant into Epicor to create one of the largest global providers of enterprise applications focused on the manufacturing, distribution, services and retail sectors. On completion of the proposed merger, the combined company will be Epicor Software Corporation and would have over 30,000 customers, 4,000 employees, and $825 million in annual revenues.

Due to the stringent rules that apply to the acquisition of any public company and because the acquisition is subject to antitrust review and other regulatory approvals, we are very limited in terms of what we can say regarding specific strategies for the combined company. Through closing, both Epicor and Activant must continue to operate independently, doing business as usual.

That said, the combination of Epicor and Activant is very compelling. Activant has built a tremendous reputation through its industry-specific focus and vertical expertise in wholesale distribution and hard goods retailing. Like Epicor, Activant puts its customers first and has an excellent reputation for deep industry functionality and expertise, and high levels of service and support. There is little overlap of the markets we serve given Activant’s focus on verticals such as the automotive aftermarket, electrical, hardware, plumbing, lumber and building materials.

Apax shares our vision for growth and for the strategic importance of technology in business today. They have a long-term investment view and understand that success will be based on growing the business and delivering superior customer value. The transaction not only offers a solid return to our current shareholders; it is a clear endorsement of our vision and strategy and going forward, can position Epicor’s customers, products and employees as the foundation of a new, great company.

Over the next several weeks, we will be continuing to take the required steps towards finalizing the acquisition. As we move through this process, it is our top priority and my personal commitment that we will continue to provide you with the high levels of service and support that you are accustomed to receiving from Epicor. More than ever, we are committed to being your strategic business partner, and we look forward to the tremendous opportunities the acquisition can provide.

Sincerely,

George Klaus

Chairman, President and CEO

Epicor Software Corporation

Epicor is a registered trademark of Epicor Software Corporation. Other trademarks referenced are the property of their respective owners. The product and service offerings depicted in this document are produced by Epicor Software Corporation.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Epicor Software Corporation described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Epicor Software Corporation pursuant to the tender offer by Eagle Parent, Inc. (an affiliate of Apax Partners) or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Eagle Parent, Inc. and Eagle Merger Sub, Inc., a wholly owned subsidiary of Eagle Parent. In addition, Epicor Software Corporation will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Epicor Software Corporation’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Eagle Parent’s tender offer because they contain important information, including the terms and conditions of the offer.

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Epicor by Eagle Parent. In connection with the proposed acquisition, Epicor intends to file relevant materials with the SEC, including Epicor’s proxy statement in preliminary and definitive form. Epicor stockholders are strongly advised to read all relevant documents filed with the SEC, including Epicor’s definitive proxy statement, because they will contain important information about the proposed transaction.

Epicor Software Corporation’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from Epicor’s Investor Relations Department at (949) 585-EPIC or dswright@epicor.com.

Participants in the Solicitation

Epicor and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Epicor common stock in respect of the proposed transaction. Information about the directors and executive officers of Epicor is set forth in the proxy statement for Epicor’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2010. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement regarding the acquisition when it becomes available.

Forward-Looking Statements

This press release contains certain statements which constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected completion of the transaction, expected revenues, market share, business model, sales pipelines and opportunities, competitive advantage and other statements that are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements. Such risks and uncertainties include, but are not limited to, satisfaction of closing conditions to the transaction, including satisfaction of the conditions to Apax’s acquisition of Activant, changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades, including Epicor 9; the impact of competitive products and pricing; the discovery of undetected software errors; changes in the financial condition of Epicor’s major commercial customers and Epicor’s future ability to continue to develop and expand its product and service offerings to address emerging business demand and technological trends; and other factors discussed in Epicor’s annual report on Form 10-K for the year ended December 31, 2010 and other reports Epicor files with the SEC. As a result of these factors the business or prospects expected by the Company as part of this announcement may not occur. Except as required by law, Epicor undertakes no obligation to revise or update publicly any forward-looking statements.